Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

December 2, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L .P.

Amendment No. 4 to

Registration Statement on Form S-1

Filed November 28, 2011

File No. 333-176445

Ladies and Gentlemen:

As discussed in our telephone conversation with the staff earlier today, please disregard the correspondence that we furnished through EDGAR at 6:00 a.m. CST. Set forth below is the response of Inergy Midstream, L.P. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2011, with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (as amended, the “Registration Statement”), File No. 333-176445, filed with the Commission on November 28, 2011. Our response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text.

In addition, we have supplementally provided the Staff with the details of our dilution calculations, including our calculation of pro forma net tangible book value per common unit before the offering and our calculations supporting the disclosures in footnote 3 of our dilution table. Please see Annex A attached hereto.

Finally, we have re-furnished through EDGAR as correspondence and separately forwarded courtesy copies of selected pages in our draft Amendment No. 6 to the Registration Statement (“Draft Amendment No. 6”). Our Draft Amendment No. 6 contains only those pages relating to pricing information, which are marked for your convenience as well as our revised artwork. We also anticipate we will file an amendment to the Registration Statement (“Amendment No. 5”) on December 5, 2011. We expect to file all remaining exhibits with Amendment No. 5.

Securities and Exchange Commission

December 2, 2011

Use of Proceeds, page 45

1. We note from your response to comment 6 in our letter dated November 23, 2011 that NRGY expects to use the proceeds of the promissory note to repay various senior notes or to repay borrowings under its term loan facility. Based on your response, there does not appear to be a direct relationship between the debt that will be repaid by NRGY and your historical capital expenditures and operations that were funded by NRGY. Please explain to us how the substance of your assumption of this promissory note differs from paying a cash dividend to your parent company out of the proceeds of your offering. To assist us in understanding this matter, please explain why this transaction was structured as the assumption of debt to be repaid from offering proceeds rather than as a cash dividend. If you believe that the substance of your assumption of the promissory note is the same as paying a cash dividend to your owner, please explain to us how you considered the guidance in SAB Topic 1:B.3.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that there are substantive legal differences between the proposed assumption of indebtedness and a distribution of cash. As a result of the debt assumption, we take on liability for a debt incurred by NRGY from a third party and therefore have substantive liability to this third party, including for the payment of interest, while this debt remains outstanding. In addition, a debt assumption is treated differently than a cash distribution for purposes of determining the federal income tax consequences to the unitholders of NRGY as a result of the transactions contemplated by the Contribution Agreement. There are, however, no such federal income tax differences to our owners other than NRGY.

Regardless of these legal differences, there is no difference in the resulting net equity of the partnership. Consequently, for purposes of applying the guidance in SAB Topic 1:B.3, we have concluded that this debt assumption is substantively comparable to a distribution to NRGY for accounting purposes. We have treated the planned $80 million of borrowings under our revolving credit facility that will fund a distribution to NRGY in a similar manner. Further, the extinguishment of the indebtedness to NRGY pursuant to the Contribution Agreement is being treated in substance as a contribution for accounting purposes. Therefore, we disclosed this information required under SAB Topic 1:B.3 on pages F-8, F-9, F-21 and F-22.

[Signature Page Follows.]

Securities and Exchange Commission

December 2, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or the Draft Amendment No. 6 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr.
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Laura L. Tyson, Baker Botts L.L.P.

Annex A

(see attached)

Inergy Midstream, L.P. Unaudited Pro Forma Calculation of Dilution in Net Tangible Book Value Per Common Unit 30-Sep-11
			$1 change in price		$1 change in price + 1 million units		$ decrease in price -1 million units
Assumed initial public offering price per unit		$20.00		21.00		21.00		19.00

Net tangible book value per unit	$7.51		$7.51		$7.65		$7.39

Decrease in net tangible book value per common unit attributable to new investors	$1.04		$0.84		$0.71		$1.36

Less: Pro forma net tangible book value per common unit after the offering		6.47		6.67		6.94		6.03

Immediate dilution in net tangible book value per common unit to new investors		13.53		14.33		14.06		12.97

	Units Acquired		Total Consideration			Average Price Paid Per Unit
	Number	Percent	Amount		Percent
Current owners	58,325,000	78.5%	135,900,000		29.8%	$2.33
New Investors	16,000,000	21.5%	320,000,000		70.2%	$20.00

Total	74,325,000	100.0%	455,900,000		100.0%	6.13

	Units Acquired (+ 1 million)
	Number	Percent
Current owners	57,325,000	77.1%
New Investors	17,000,000	22.9%

Total	74,325,000	100.0%

	Units Acquired (- 1 million)
	Number	Percent
Current owners	59,325,000	79.8%
New Investors	15,000,000	20.2%

Total	74,325,000	100.0%

		Inergy Midstream 9-30-11	Pro forma for offering 9-30-11
Book Value Equity		553.3	600.3
Interest of non-controlling partners in partnership
Intangibles, Net		(24.8)	(29.0)
Goodwill		(90.2)	(90.2	) per unit

Tangible Net Book Value		438.3	481.1	6.47

			Pro Forma for Offering (plus $1)
Book Value Equity			615.3
Interest of non-controlling partners in partnership
Intangibles, Net			(29.0)
Goodwill			(90.2)

Tangible Net Book Value			496.1

			Pro Forma for Offering (plus $1 plus 1 million units)
Book Value Equity			634.9
Interest of non-controlling partners in partnership
Intangibles, Net			(29.0)
Goodwill			(90.2)

Tangible Net Book Value			515.7

Pro Forma for Offering (minus $1 minus 1 million units)
Book Value Equity	567.5
Interest of non-controlling partners in partnership
Intangibles, Net	(29.0)
Goodwill	(90.2)

Tangible Net Book Value	448.3

Cash contribution by NRGY in exchange for units
NRGM Equity at 9/30/11	553.3
Net Distribution—SAB 11.B.3	-250.2
Retained Earnings	-167.2

Net NRGY Contribution	135.9

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